FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of August 12, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



                      VANNESSA UPDATE ON CRUCITAS PROJECT

VANCOUVER, B.C. AUGUST 12, 2002 - VANNESSA VENTURES LTD.'s Costa Rican subsidiary Industrias Infinito, S.A (Infinito) recently concluded a successful forum aimed at addressing issues related to the environmental permitting process for the Crucitas gold project.

Present at the meeting were: the Director General and staff of the Secretaria Tecnica Nacional Ambiental (SETENA), the government's body charged with evaluating Infinito's Environmental Impact Study (EIS); George Robbins and Dr. Eric Devuyst, representatives of Inco Technical Services Limited, a leading provider of the INCO SO2/AIR Cyanide Destruction Technology; a representative from Jacques Whiteford & Co., co-author of the EIS; and interested individuals including the Canadian representatives from the Embassy to Costa Rica.

From Vannessa's perspective, it is important to maintain an ongoing dialogue and consultation with all interested parties in this project. This forum gave us an opportunity to explain in detail the cyanide destruction technology that will be used at the mine. We are also honoured to have the participation of the Embassy indicating the government's support of Canadian businesses operating internationally.

The proposed mining method anticipates recovering most of the gold through a gravity-assisted process, leaving a much-reduced volume of saprolitic material to be processed through a closed circuit processing system. This will minimize the need for cyanidation. A cyanide destruction circuit, using the well-known and proven INCO SO2/Air Cyanide Destruction Technology will be incorporated. This technology meets all local and international environmental standards.

This consultation was part of the ongoing environmental permitting process aimed at identifying any deficiencies in the EIS and their proposed cures. An EIS was submitted in March 2002 to SETENA for approval. The granting of an environmental permit will allow Vannessa to proceed with its plan to initially mine the near-surface gold-bearing saprolite resources at an estimated 80,000 ounces a year.

The Crucitas project has received considerable attention from banks and other financial institutions interested in project financing. Vannessa has received an indicative letter of financing from a large financial institution to fund the project's estimated $28 million cost.

Through ongoing consultation with the Costa Rican government, Vannessa is confident it can alleviate the country's key concerns behind the recent proposed mining legislations: the use of cyanide and the protection of the country's forests.

ABOUT THE INCO SO2/AIR CYANIDE DESTRUCTION TECHNOLOGY:
The Inco S02/AIR Cyanide Destruction Technology is a proven cyanide reduction technology developed by INCO, one of the largest nickel mining companies in the world. The technology has been used at more than 80 mine sites around the world, including Gold Corp's Red Lake mine, Barrick Gold's Roster Project mine, and Placer Dome's Golden Sunlight mine in Montana.

ABOUT VANNESSA: Vannessa Ventures Ltd. is an international gold and diamond mining and exploration company with extensive holdings in Latin America. The Company has one operating mine in Guyana and properties in various stages of development in Costa Rica, Venezuela and Guyana.

Vannessa Ventures Ltd.'s shares are traded under the ticker symbol VVV on the Toronto Venture Exchange, VNVNF on the OTC Bulletin Board and VVT-WKN 914781 on the Berlin Stock Exchange.

ON BEHALF OF THE BOARD

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       August 12, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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